

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

<u>Via E-Mail</u>

Sabastian V. Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **Taubman Centers, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 16, 2018 by Taubman Centers, Inc.**
> **File No. 001-11530**

Dear Mr. Niles:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Voting Matters and Board Recommendations

1.   Please revise this section of the Summary to identify briefly the subject matter of the "Land & Buildings Proposal" and similarly revise other sections of the proxy.

The Company's capital structure has been clearly and consistently disclosed, page 92

2.   We refer to the "Frequently Asked Questions" section of your website concerning the Series B Shares, which you reference in your disclosure. Please revise to explain your "UPREIT" structure and discuss "the history and rationale" behind the creation of the Series B class of equity.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions